Exhibit 1.01
Flotek Industries, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2016
Overview
This is the Conflict Minerals Report for Flotek Industries, Inc. (“Flotek” or “the Company”) for calendar year 2016 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Section 1502 and Rule 13p-1 require Flotek to perform certain procedures and disclose information about the use and origin of “conflict minerals” if these minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured. The minerals covered by these rules are commonly referred to as conflict minerals and include, among others, tin, tantalum, tungsten, and gold (collectively “3TG”).
Flotek is a diversified, technology-driven company that develops and supplies oilfield products, services, and equipment to the oil, gas, and mining industries, and high value compounds to companies that make cleaning products, cosmetics, food and beverages, and other products that are sold in the consumer and industrial markets.
During 2016, the Company had four strategic business segments: Energy Chemistry Technologies, Consumer and Industrial Chemistry Technologies, Drilling Technologies, and Production Technologies. The segments impacted by the conflict minerals regulations during 2016 included Drilling Technologies and Production Technologies.
During the fourth quarter 2016, the Company initiated a strategic restructuring of its business to enable a greater focus on its core businesses in energy chemistry and consumer and industrial chemistry, and engaged an investment banking advisory services firm to market its Drilling Technologies and Production Technologies segments for sale.
Effective December 31, 2016, the Company has classified the assets, liabilities, and results of operations for these two segments as “Discontinued Operations.” In May 2017, the Company closed on the sales of its Drilling Technologies and Production Technologies segments.
The Company’s supply chain is both global and complex, and there are multiple tiers of suppliers between the Company and the original sources of minerals used in the Company’s products. Therefore, the Company relied on its direct suppliers to provide information about the origin of 3TG in the raw materials and components it purchases that are used in the products it sells.
Pursuant to the SEC statement issued April 7, 2017, and the U. S. Court of Appeals for the District of Columbia circuit’s affirmance of its prior holding, we are not required to describe any of our products as having not been found to be “DRC conflict free” and, therefore, we make no conclusion in this regard in this Report. Furthermore, given that we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of this Report has not been conducted.
Reasonable Country of Origin Inquiry
In accordance with Section 1502 and Rule 13p-1, Flotek has performed a ‘reasonable country of origin inquiry’ (“RCOI”) on minerals that were in our supply chain after January 1, 2016, to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries or came from recycled or scrap sources. As a result of the RCOI process, Flotek has concluded in good faith that during 2016, conflict minerals were necessary to the functionality or production of our product offerings and that components and sub-assemblies sourced from a global supply base are used, in whole or in part, by Flotek to produce our products.
Due Diligence
In accordance with Rule 13p-1, Flotek performed due diligence to determine the source and chain of custody of the 3TG minerals in the Company’s product offerings. Flotek designed its due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Guidance”) and related supplements for each of the conflict minerals. This process included building conflict minerals awareness across the supply base and the survey of all direct material suppliers that were known to or may have provided products containing metal and/or conflict minerals.
Flotek occupies a “downstream” position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies with no direct relationships to smelters or refiners. In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers. A summary of Flotek’s activities in line with the OECD Guidance are outlined below.
Step 1: Establish strong company management systems:

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Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: The Company adopted a formal policy that reflects Flotek’s desire to procure DRC Conflict Free minerals for its products over time.

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Structure internal management systems to support supply chain due diligence: Flotek has established a governance model to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program. The objective is to develop, document, and maintain a governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements. The governance model consists of two internal groups: the Conflict Minerals Steering Committee and Conflict Minerals Core Team. These groups are made up of cross-functional teams with members at varying levels of responsibility that are best suited to effectively implement and manage on an ongoing basis the Company’s Conflict Minerals Compliance Program throughout the entire organization.

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Establish a system of controls and transparency over the mineral supply chain: Flotek implemented a process to evaluate parts and suppliers in the supply chain for potential conflict minerals risk. Flotek uses a standardized documentation format to capture key program decisions, processes, and procedures. In accordance with its document retention policy, Flotek maintains conflict minerals records for a minimum of five years.

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Strengthen company engagement with suppliers: Flotek continues to communicate its policy regarding conflict minerals to all suppliers, provides at risk suppliers one-on-one compliance training, and reviews supplier responsibilities within the supply chain.

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Establish a company level grievance mechanism: Through the Company’s existing Whistleblower Hotline and feedback mechanism on its website, Flotek has in place a company level grievance mechanism, managed by a third party ombudsman, available to all interested parties to provide information or voice their concerns regarding the Company’s sourcing and use of conflict minerals in its products.

Step 2: Identify and assess risks in the supply chain:

•	Identify high risk parts and suppliers: Flotek analyzes products for conflict minerals and assesses the risk that they may contain conflict minerals from the affected areas.

•	Survey the suppliers: Flotek requests that suppliers complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”).

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Collect responses: Flotek conducts a review of supplier responses to determine if all required questions and sections of the CMRT are complete. Flotek follows up with any supplier that does not complete all required questions. Survey responses are validated for completeness and sufficiency and assigned a conflict minerals status code. Vendor corrective actions depend on factors such as vendor size, risk level, and vendor capabilities. In 2016, unresponsiveness to the prior year’s conflict minerals inquiries contributed to Flotek’s decision to cease doing business with non-strategic suppliers.

•	Aggregate supplier survey responses: Flotek reviews aggregate supplier survey responses and reports key metrics as part of an ongoing conflict minerals reporting process.

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Review and assess smelter information: Flotek conducts a review of summary smelter information to determine if the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Guidance. To make the determination of each smelter’s conflict status, Flotek relies upon information provided by the CFSI. CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after confirming specific information including country of origin for conflict minerals that the smelter/refiner may purchase for its operations. CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

Step 3: Design and implement a strategy to respond to identified risks:

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Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: Flotek completes an OECD Guidance gap analysis and provides a summary of the identified risks and gaps to the Steering Committee with recommended action plans to reduce these risks and close the gaps.

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Devise and adopt a risk management strategy: Flotek maintains a risk mitigation strategy with the goal of systematically reducing the extent of exposure to the identified risks and the likelihood of their occurrence.

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Implement the risk management plan, monitor and track performance of risk mitigation, report back to designated senior management, and consider suspending or discontinuing engagement with a supplier after failed attempts at mitigation: As part of the risk management plan, Flotek performs quarterly supplier reviews. Unresponsive suppliers may be evaluated for corrective action that may include removal from the Company’s list of approved vendors.

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Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances: Additional fact finding, risk assessments, and changes in circumstances take place as part of Flotek’s annual review of our Conflict Minerals compliance strategy and as part of our on-going compliance efforts.

Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices:

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Plan an independent third party audit of the smelter/refiner’s due diligence for responsible supply chains of minerals: In accordance with the OECD Guidance, Flotek intends to participate and contribute through industry organizations or other suitable means to appoint auditors and define the terms of the audit in line with the standards and processes set out in the OECD Guidance. Given the nature of Flotek’s business with conflict minerals accounting for our position within the supply chain, the associated cost, as well as the current lack of transparency in the supply chain, Flotek is not in a position to audit smelters/refiners.

Step 5: Report annually on supply chain due diligence:

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Annually report or integrate, where practical, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas: On an annual basis, Flotek summarizes, reviews, and approves the compliance results, completes the Form SD Specialized Disclosure Report and the Conflict Minerals Report, and files this report with the Securities and Exchange Commission.

Determination
Based on the process described above, Flotek achieved an 100% response rate, receiving 8 responses from the direct material suppliers identified as supplying raw materials or parts containing conflict minerals.
Based on the information provided by Flotek suppliers utilized during 2016:

•	Flotek is unable to determine and to identify the facilities used to process those necessary conflict minerals.

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Suppliers responding to our inquiries indicated that the information provided was at a company or divisional level, and we were unable to determine the country of origin of the products specifically sold to Flotek.

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Consistent with the OECD Guidance for downstream companies such as Flotek, we attempted to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity as part of the due diligence measures described above, including a review of whether the smelters reported to be in the supply chain of our direct suppliers were verified as compliant with the Conflict Free Smelter Program. The results of this effort were inconclusive.

Based on the information provided by Flotek’s suppliers utilized through December 31, 2016, Flotek believes the facilities that may have been used to process 3TG’s in Flotek’s in-scope product include the smelters and refiners noted below:

Smelters*	Tin	Tungsten	Tantalum	Gold
Number of Smelters	37	44	50	35
Number of Smelters and Refiners listed as “compliant” by the CFSI	36	33	47	34

*
The supplier responses included Conflict Free, Known, and Unknown smelters, but based on the absence of reliable information on the Unknown smelters, only the Conflict Free and Known smelters are included.